November 6, 2019
Justin MacFarlane

Dear Justin:
On behalf of the Board of Directors (the “Board”) of Ascena Retail Group Inc. (“Ascena” or the “Company”), I am excited to offer you the position of Executive Vice President and Chief Customer Officer of the Company. If you accept this offer, your employment with the Company will commence on December 2, 2019 (the “Effective Date”), and as of the Effective Date, this letter will govern the terms and conditions of your employment with Ascena.

Job Title:	Executive Vice President and Chief Customer Officer
Reporting To:	Chief Executive Officer of Ascena
Location:	New York, NY
Annualized Base Pay:
$675,000

Future base pay adjustments would be based on your performance, business results, economic and competitive factors, and approval from the Stock and Incentive Compensation Committee of the Board (the “Compensation Committee”).

Incentive Compensation:
Commencing on the Effective Date, you will be eligible for participation in the Incentive Compensation (“IC”) program at a target level of 75% of your annualized base pay. Maximum annual payout is double your target level (i.e., 200%), or $1,012,500 (based on your current annualized base pay). For the Company’s fiscal 2020 IC program, your IC payment will not be less than your target level of $506,250. Payments shall be made in the same form and timing as made to other senior executives of Ascena. The IC program is governed by and subject to the terms and conditions of the Ascena 2016 Omnibus Incentive Plan, as amended (or any successor plan) (the “2016 Plan”). You must be employed by the Company at the time an IC payment is made in order to receive it.

Long Term Incentives:
In or about December 2019, subject to approval by the Compensation Committee and your continued employment, you will be granted an award of 100,000 non-qualified stock options under the 2016 Plan (the “Time-Based Options”). The Time-Based Options will vest, subject to your continued employment, in equal installments on the first and second anniversaries of the grant date.

In addition, in or about December 2019, subject to approval by the Compensation Committee and your continued employment, you will be granted an award of 50,000 non-qualified stock options under the 2016 Plan (the “Performance-Based Options”). The Performance-Based Options will vest as follows, subject to your continued employment from the grant date through the applicable vesting date: 25% of the Performance-Based Options will be eligible to vest if the closing price of the Company’s common stock equals or exceeds $3 per share for a 20-consecutive trading day period on or prior to the third anniversary of the grant date (the “$3 Hurdle”); an additional 25% of the Performance-Based Options will be eligible to vest if the closing price of the Company’s common stock equals or exceeds $5 per share for a 20-consecutive trading day period on or prior to the third anniversary of the grant date (the “$5 Hurdle”); and the remaining 50% of the Performance-Based Options will be eligible to vest if the closing price of the Company’s common stock equals or exceeds $7 per share for a 20-consecutive trading day period on or prior to the third anniversary of the grant date (the “$7 Hurdle” and together with the $3 Hurdle and $5 Hurdle, the “Hurdles”); provided, however, if the $3 Hurdle, $5 Hurdle and/or the $7 Hurdle is actually achieved prior to the second anniversary of the grant date, the portion of the Performance-Based Options related to the achievement of the $3 Hurdle, $5 Hurdle and/or $7 Hurdle that was actually achieved prior to the second anniversary will vest on the second anniversary of the grant date, subject to your continued employment from the grant date through the second anniversary of the grant date, except as expressly provided herein. If the $3 Hurdle, $5 Hurdle and/or $7 Hurdle is not actually achieved by the third anniversary of the grant date, all Performance-Based Options that did not vest as of the third anniversary will be forfeited for no consideration. All grants, including the Time-Based Options and the Performance Based Options, are subject to the terms and conditions of the 2016 Plan, applicable Award Agreements and Plan Description/ Prospectus and are conditioned upon your compliance with the Restrictive Covenant Agreement (as amended by this letter).

In the event of your termination by the Company without “Cause” prior to a “Change in Control” (each as defined in the Company’s Executive Severance Plan as in effect from time to time (the “ESP”)) (a “Qualifying Termination”), the Performance-Based Options will be treated as follows, subject to your timely execution and non-revocation of a release used in connection with the ESP (the “Release Condition”):

•You will become vested in a pro rata portion of any outstanding and unvested Performance-Based Options for which the applicable Hurdle(s) were actually achieved prior to your Qualifying Termination. Such pro rata portion will be calculated by multiplying the number of Performance-Based Options eligible to vest based on the actual achievement of the applicable Hurdle by a fraction, the numerator of which is the number of days from the grant date of the Performance-Based Options until the termination date and the denominator of which is 1,095. Performance-Based Options that become vested on your Qualifying Termination will remain exercisable for 6 months but in no event later than the expiration date.
In the event that your employment with the Company terminates due to your death or Disability (as defined in the 2016 Plan) prior to the second anniversary of the grant date of the Performance-Based Options, then subject to your (or your estate’s or legal representative’s) satisfaction of the Release Condition, the portion of the Performance-Based Options for which the applicable Hurdle(s) were actually achieved prior to the date of termination will become immediately vested. Performance-Based Options that become vested on your termination due to death or Disability will remain exercisable for 6 months but in no event later than the expiration date.

In the event of your “Change in Control Related Termination” (as defined in the ESP) and notwithstanding Section 2.2(c) of the ESP, the Performance-Based Options will be treated as follows:

•In the event of your Post-Change in Control Termination (as defined in the ESP), and provided that, on or prior to such Post-Change in Control Termination the $3 Hurdle has been satisfied, you will become vested in a portion of the Performance-Based Options based on linear interpolation (rounded to the nearest one-hundredth) between the (x) closing price of the Company’s common stock for the 20-consecutive trading day period immediately preceding the Post-Change in Control Termination (the “Termination Date Price”) and (y) the Hurdles between which the Termination Date Price falls (i.e., between the $3 Hurdle and $5 Hurdle or between $5 Hurdle and $7 Hurdle). By way of example only, if the Termination Date Price is $4, you will become vested in (i) the portion of the Performance-Based Options that vest based on the achievement of the $3 Hurdle to the extent not vested in accordance with this letter prior to the date of your Post-Change in Control Termination and (ii) an additional 50% of the tranche of the Performance-Based Options that would vest upon actual achievement of the $5 Hurdle (i.e., an additional 12.5% of the Performance-Based Options granted pursuant to you). If the Performance-Based Options remain outstanding following the Change in Control, the Hurdles shall be reasonably adjusted to account for the impact of the Change in Control. Any portion of the Performance-Based Options that do not vest based on this paragraph will be forfeited for no consideration on the date of your Post-Change in Control Termination.

•In the event of your Pre-Change in Control Termination (as defined in the ESP), and provided that, on or prior to the date that the Change in Control is consummated the $3 Hurdle has been satisfied, the cash payment you will receive pursuant to Section 2.2(c) of the ESP, will include payment in respect of a portion of the Performance-Based Options based on linear interpolation (rounded to the nearest one-hundredth) between the (x) closing price of the Company’s common stock for the 20-consecutive trading day period immediately preceding the Change in Control (the “CIC Closing Date Price”) and (y) the Hurdles between which the CIC Closing Date Price falls (i.e., between the $3 Hurdle and $5 Hurdle or between $5 Hurdle and $7 Hurdle). By way of example only, if the CIC Closing Date Price is $4, the cash payment you will receive pursuant to Section 2.2(c) of the ESP, will include payment in respect of (i) the portion of the Performance-Based Options that vest based on the achievement of the $3 Hurdle to the extent not vested in accordance with this letter prior to the date of your Pre-Change in Control Termination and (ii) an additional 50% of the tranche of the Performance-Based Options that would vest upon actual achievement of the $5 Hurdle (i.e., an additional 12.5% of the Performance-Based Options). You will receive no payment under Section 2.2(c) of the ESP for any portion of the Performance-Based Options that do not vest based on this paragraph, which will be forfeited for no consideration on the date the Change in Control is consummated.

Subject to your continued employment with Ascena, you will next be considered for a long-term incentive award grant during the first annual long-term incentive award grant cycle occurring after the Effective Date (i.e., fall 2020). The timing, form and amount of any future long-term incentive award grant will be determined by the Compensation Committee in its sole discretion.

All awards are contingent upon and subject to the approval of the Board or the Compensation Committee under the 2016 Plan. All awards are subject to the terms and conditions of the 2016 Plan or any other applicable plan and any award agreements thereunder.

Sign-On Payment:
Subject to your continued employment with Ascena, within 30 days following the Effective Date, the Company will pay you a cash sign-on payment in the amount of $250,000 (the “Sign-On Payment”). If, prior to the first anniversary of the Effective Date, (x) you resign your employment for any reason or (y) the Company terminates your employment due to (i) a violation of Company policy or (ii) conduct giving rise to immediate discharge, then you will be required to repay the Sign-On Payment within 90 days of the cessation of your employment.

Benefits:
You will be eligible to participate in the Company’s benefit plans the first day of the month coincident with or next following your first 30 days of employment and subject to the eligibility of such plans. Currently, these benefits include medical/pharmacy, dental, vision and life insurance. Enrollment information on these benefits will be forwarded to your home address from the Benefits Department prior to your eligibility date. The Company reserves the right, in its sole discretion, to amend, change or discontinue, in whole or in part, any and all of its benefits and/or benefit plans and programs, at any time for any reason.

Paid Time Off:
You are eligible for Flexible Paid Vacation and Sick Days in accordance with Ascena policy in effect from time to time. Currently, you are eligible for the following paid holidays: New Year's Day, Martin Luther King Day, Memorial Day, Independence Day, Labor Day, Thanksgiving, the day after Thanksgiving, and Christmas. Associates may be eligible for additional holidays designated by their brand each year. Holiday pay is not payable upon termination.

Associate Discount:	You will be eligible to receive a discount at all Justice, Lane Bryant, Catherines, Ann Taylor, LOFT and Lou & Grey locations in accordance with Ascena policy.
401(k) Retirement Plan:
You are eligible to participate in the Company’s 401(k) Savings Plan (the “401(k) Plan”) once you have completed 1,000 hours of service within a 12 month period and are at least 21. Once you are eligible, you may enter the 401(k) Plan beginning the next calendar quarter (January, April, July and October). The 401(k) Plan allows you the opportunity to defer as much as 75%, up to the IRS limit, into the 401(k) Plan. Currently, Ascena matches on a dollar-for-dollar basis the first 3% of your eligible pay you contribute each pay period and then $.50 for every dollar you contribute between 4% and 5% of your eligible pay. You are 100% vested in the matching contributions. Your participation in the 401(k) Plan will be subject to, and in accordance with, the terms and conditions of the 401(k) Plan as in effect from time to time.

Non-Qualified Deferred Compensation Plan:
You will be eligible to participate in the Company’s Executive Retirement Plan (the “ERP”) on the first calendar quarter following the Effective Date. The ERP provides you with the following benefits:
•Ability to defer pre-tax payroll deductions reducing taxable income;
•Discretionary employer matching contributions;
•Earnings accumulate tax deferred; and
•Flexible distribution options.
Your participation in the ERP will be subject to, and in accordance with, the terms and conditions of the ERP as in effect from time to time.

Executive Severance Plan:
As of the Effective Date, you will be eligible to participate in the ESP in accordance with and subject to the terms and conditions of the ESP as in effect from time to time. If you resign your employment for any reason or your employment is terminated by the Company for any reason other than due to a Non-Change in Control Termination or a Change in Control Related Termination, you will not be eligible for any severance payments from the Company under the ESP or otherwise. Notwithstanding anything to the contrary, in no event shall there be any duplication of severance payments or benefits under any plan, program or policy, or under this letter or the Restrictive Covenant Agreement.

Restrictive Covenants:	This offer is subject to and conditioned upon your execution of the Company's standard form of Confidentiality, Non-Solicitation and Non-Competition Agreement (the “Restrictive Covenants Agreement”) in the form attached hereto as Exhibit A. From and after the Effective Date, the non-competition and non-solicitation restrictions applicable to you under the Restrictive Covenants Agreement shall apply without any requirement of the Company to make any additional payments to you in the event of your termination by the Company without Cause and if you are receiving severance payments and benefits under the ESP.
At the Company, an employment at-will relationship prevails and the employment relationship can be terminated with or without notice, at any time, by either you or Ascena. You will be required to comply with all applicable policies and procedures adopted by the Company from time to time, including without limitation the Company’s Code of Business Conduct and other policies relating to business ethics, conflict of interest, non-discrimination and non-harassment, confidentiality and protection of trade secrets.
Representations: This offer is based on your representation that you are under no legal or contractual impediment to accept our offer and perform the anticipated services. You agree and acknowledge that you have provided the Company with a true and complete copy of any non-competition and/or non-solicitation restrictions to which you may be subject.  You also agree and acknowledge that you have not and will not divulge to the Company, or use for the benefit of the Company, any trade secret or confidential or proprietary information of any prior employer or other person or entity.  You represent that you have provided the Company with complete and accurate information concerning amounts you are required to repay your prior employer due to your acceptance of the Company’s offer of employment. You further represent that you are not currently and have never been the subject of any allegation or complaint of harassment, discrimination, retaliation or misconduct in connection with your prior employment or otherwise, and have not been a party to any settlement agreement or nondisclosure agreement relating to such matters. You acknowledge the truth of these statements as the Company is basing important business decisions on these representations.
Taxes: Any payments or benefits to be made or provided to you pursuant to this letter shall be subject to any withholding tax (including social security contributions and federal income taxes) as shall be required by federal, state and local withholding tax laws. This letter is intended to be exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code of 1986 and the guidance promulgated thereunder, and will be interpreted, administered and operated in a manner consistent with that intent. Each payment to you shall be treated as a separate payment, and any right to a series of installment payments is to be treated as a right to a series of separate payments. Payments and benefits that may be provided to you under the ESP shall be subject to Section 7.8 of the ESP.
Entire Agreement: This letter, together with the Restrictive Covenants Agreement, sets forth the entire agreement and understanding between you and the Company relating to the subject matter hereof and, except as expressly set forth herein, supersedes any and all prior agreements, arrangements and understandings, written and oral, relating to the subject matter hereof, including the Independent Contractor Agreement between you and the Company dated as of June 17, 2019 (the “Independent Contractor Agreement”), except that (i) Section 6 of the Independent Contractor Agreement shall continue in effect in accordance with its terms with respect to your period of service as an independent contractor prior to the Effective Date and (ii) the Confidentiality Agreement between you and the Company dated as of June 13, 2019 shall continue in effect in accordance with its terms with respect to your period of service as an independent contractor prior to the Effective Date.
Governing Law: This offer letter shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to conflicts of laws principles.
Waiver and Release: In consideration of the terms, conditions and benefits, monetary and otherwise, set forth in this letter agreement, you hereby release and waive any and all legal and contractual claims and claims of entitlement, know or unknown, that you have or may have against Ascena and/or its affiliates, directors, officers or employees, based on any facts, events or circumstances occurring through the date you sign this letter, other than with respect to any rights to payment for services rendered to the Company as an independent contractor prior to the Effective Date. You hereby acknowledge that you are not aware of any claims you may currently have against Ascena and/or its affiliates, directors, officers or employees.
Please sign both copies of this letter, keep one for your records and return one to me.
Once again, congratulations on your new role.
Sincerely,                        I accept your offer as specified above.
/s/ Gary Muto                        /s/ Justin MacFarlane
Gary Muto                        Justin MacFarlane
Chief Executive Officer                    Date:    November 11, 2019
5